                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

   (Check One )  [ X ]  Form 10-K      [   ]  Form 20-F       [   ]  Form 11-K
                 [   ]  Form 10-Q      [   ]  Form N-SAR

              For the Period Ended           January 31, 2005
                                  --------------------------------

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

                  For the Transition Period Ended
                                                  ---------------------

         Read Instructions (on back page) Before Preparing Form. Please Print or
         Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
         HAS VERIFIED ANY INFORMATION CONTAINED HEREIN

         If the notification relates to a portion of the filing checked above,
         identify the Item(s) to which the notification relates:    N/A
                                                                -----------

                         PART I - REGISTRANT INFORMATION

                NATIONAL AUTO CREDIT, INC.
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                (Full Name of Registrant)

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               (Former Name if Applicable)

              555 Madison Avenue, 29th Floor
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          (Address of principal executive offices)

                   New York, New York  10022
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                  (City, State and Zip Code)

                        PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [ X ] (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof will be filled on or before the fifth calendar day following the prescribed due date; or

   [   ] (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

           State below in reasonable detail the reasons why Forms 10-K, 20-F,
           11-F 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

           The Company requires additional as time for the Company (together with its accountants and other corporate advisors) to complete, review, revise and finalize the Company's Annual Report on Form 10-K for the period ended January 31, 2005. The additional time required is principally the result of the combination of two factors, (i) the very recent consummation of a material agreement (which was disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2005) and (ii) the need for the
           Company to incorporate into its Annual Report general financial reporting disclosure comments received by the Company from the
           Securities and Exchange Commission pursuant to a recent review of the
           Company's Annual Report on Form 10-K for the period ended January 31,
           2004. As a result of the above two factors, the Company's normal procedures for preparing its Form 10-K were delayed by several weeks, and the Company has been unable to finalize its Form 10-K by the prescribed due date.

                           PART IV - OTHER INFORMATION

           (1)    Name and telephone number of person to contact in regard to this notification

                  Robert V. Cuddihy, Jr.      212              644-1400
                  ----------------------     -----     -------------------------
                          (Name)          (Area Code)     (Telephone Number)

           (2)    Have all other periodic reports required under Section 13 or
                  15(d) of the Securities Act of 1934 or Section 30 of the
                  Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify
                  report(s). [ X ] Yes [  ] No

           (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
                  included in the subject report or portion thereof?
                  [  ] Yes [ X ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   NATIONAL AUTO CREDIT, INC.
                                   --------------------------
                          (Name of Registrant as Specified in Charter)

                  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

                  Date     April 30, 2005    By  /s/    Robert V. Cuddihy, Jr.
                           --------------        -------------------------------
                                                     Chief Financial Officer

                  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
                  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized
                  representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the
                  registrant shall be filed with the form.

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